15048146

3/9/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
RECEIVED
MAR 0 2 2015
WASH., D.C.
194

| SEC FILE NUMBER |
|---|
| 8- 53260 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**KATALYST SECURITIES LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**15 Maiden Lane Suite 601**
(No. and Street)

| **New York** | **New York** | **10038** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Paul Ehrenstein** **(212) 587-6667**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Edward Richardson Jr. CPA**
(Name – *if individual, state last, first, middle name*)

| **15565 Northland Drive Suite 508** | **West Southfield** | **Mi** | **48075** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10

# OATH OR AFFIRMATION

I, **Paul Ehrenstein**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Katalyst Securities LLC**, as of **December 31**, 20 **14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

**FINOP**

Title

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 15

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Edward Richardson Jr., CPA*
*15565 Northland Dr W Ste 508*
*Southfield, MI 48075*
*248-559-4514*

Independent Auditor's Report

Board of Directors
Katalyst Securities, LLC
16 Maiden LN
New York , NY 10038-5143

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of Katalyst Securities, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Katalyst Securities, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

**Auditor's Responsibility**

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Katalyst Securities, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

**Other Matters**

The Net Capital Computation has been subjected to audit procedures performed with audit of Katalyst Securities, LLC financial statements. The Net Capital Computation is the responsibility of Katalyst Securities, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

# Katalyst Securities, LLC
# BALANCE SHEET
# As of December 31, 2014

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS** | |
| Cash In Bank | $ 16,138.44 |
| **Total Current Assets** | 16,138.44 |
| **PROPERTY AND EQUIPMENT** | |
| **TOTAL ASSETS** | $ 16,138.44 |

The footnotes are an integral part of the financial statements.

# Katalyst Securities, LLC
# BALANCE SHEET
# As of December 31, 2014

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable | $ 2,475.05 |
| **Total Current Liabilities** | 2,475.05 |
| **LONG-TERM LIABILITIES** | |
| **Total Liabilities** | 2,475.05 |
| **MEMBERS' EQUITY** | |
| Members' Equity | 13,663.39 |
| **Total Members' Equity** | 13,663.39 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 16,138.44 |

The footnotes are an integral part of the financial statements.

# Katalyst Securities, LLC
## STATEMENT OF INCOME

| | 12 Months Ended December 31, 2014 |
|---|---|
| **Revenues** | |
| Merger & Acquisition | $ 1,772,430.20 |
| **Total Revenues** | 1,772,430.20 |
| **Operating Expenses** | |
| Employee compensation and benefits | 1,489,895.00 |
| Floor brokerage, exchange, and clearance fees | 23,983.11 |
| Communications | 396.00 |
| Occupancy | 3,600.00 |
| Other expenses | 117,332.06 |
| **Total Operating Expenses** | 1,635,206.17 |
| **Operating Income (Loss)** | 137,224.03 |
| **Net Income (Loss)** | $ 137,224.03 |

The footnotes are an integral part of the financial statements.

# Katalyst Securities, LLC
## STATEMENT OF MEMBERS' EQUITY

| | | 12 Months Ended December 31, 2014 |
|---|---|---|
| Beginning of Period | $ | 7,042.36 |
| Plus: Net Income | $ | 137,224.03 |
| Plus: Member Contributions | $ | 8,996.00 |
| Less: Member Distributions | | (139,600.00) |
| **MEMBERS' EQUITY END OF PERIOD** | $ | 13,662.39 |

The footnotes are an integral part of the financial statements.

# Katalyst Securities, LLC
# STATEMENT OF CASH FLOWS
# For the 12 months Ended December 31, 2014

| | | 2014 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income (Loss) | $ | 137,224.03 |
| Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities: | | |
| Prior Period Adjustment | | 1.00 |
| Losses (Gains) on sales of Fixed Assets | | 0.00 |
| Decrease (Increase) in Operating Assets: | | |
| Increase (Decrease) in Operating Liabilities: | | |
| Accounts Payable | | 474.01 |
| Accrued Liabilities | | 0.00 |
| Total Adjustments | | 475.01 |
| **Net Cash Provided By (Used in) Operating Activities** | | 137,699.04 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Proceeds From Sale of Fixed Assets | | 0.00 |
| **Net Cash Provided By (Used In) Investing Activities** | | 0.00 |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Member Distributions | | (139,600.00) |
| Member Contributions | | 8,996.00 |
| Treasury Stock | | 0.00 |
| **Net Cash Provided By (Used In) Financing Activities** | | (130,604.00) |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | 7,095.04 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | | 9,043.40 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ | 16,138.44 |

The footnotes are an integral part of the financial statements.

# KATALYST SECURITIES, LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2014

| | Contributed Capital | Accumulated Income | Total Member's Equity |
|---|---|---|---|
| Balance at January 1, 2014 | $ (49,429) | $ 56,470 | $ 7,043 |
| Net Income/loss for the year ended December 31, 2014 | | 137,224 | 137,224 |
| Member Contributions | 8,996 | - | 8,996 |
| Member Distributions | (139,600) | - | (139,600) |
| Prior Period Adjustment | - | - | - |
| Balance at December 31, 2014 | $ (180,033) | $ 193,694 | $ 13,663 |

The footnotes an are integral part of the financial statements.

**KATALYST SECURITIES, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2014**

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Katalyst Securities, LLC (the Company) was a Pennsylvania limited liability company on February 23, 2001, and was a wholly owned subsidiary of Katalyst LLC ("Katalyst"). On October 26, 2010, FINRA approved the ownership of Katalyst Securities LLC\. The former, Katalyst LLC, sold its 100% ownership interest to Securities Operations Specialists, Inc., a New York corporation.

Description of Business

The Company, located in New York, NY, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(i), which provides an exemption when a "Special Account for the Exclusive Benefit of customers" is maintained.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Commission revenues are recognized when the service is rendered.

Income taxes

The Company is an LLC, under the Internal Revenue Code and New York State Tax Code. Any income or loss of the Company is reported by the individual member's income tax returns. Consequently, no provision is made by the Company for federal and New York State income taxes. New York City does not have comparable provisions in its tax code. Accrual for this tax has been provided for in the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company provides services in connection with private capital placements and merger and acquisition transactions.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) by promptly transmitting all customer funds or securities to the "Special Account for the benefit of customers."

NOTE D – RELATED PARTY TRANSACTIONS

Paul Ehrenstein is a 100% owner of Paul Ehrenstein Associates, Inc., and a 50% owner of Katalyst Securities, LLC parent company – Securities Operations Specialists Inc. The Company and Paul Ehrenstein Associates, Inc. will share expenses. Those related to licensing and operations will be paid by the Company directly. Rent, salaries and office costs will by paid by Paul Ehrenstein Associates, Inc. and contributed by the Company based on the allocation of a proportionate share based on NASD Notice 03-63 and SES interpretive letter dated July 11, 2003.

NOTE E – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

*Level 1* – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation is obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets.

*Level 2* – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

*Level 3* -- Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

NOTE E – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE F – RENT

The amount of rent for December 31, 2014 was $3,600.00.

NOTE G – COMMITMENTS AND CONTINGENCIES

Katalyst Securities, LLC does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE H – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16,2015, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2014**

**Katalyst Securities, LLC**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2014**

**Computation of Net Capital**

| | | | |
|---|---|---|---|
| Total Stockholder's equity: | | $ | 13,663.00 |
| Nonallowable assets: | | | |
| Other Assets | 0.00 | | |
| Fixed Assets | 0.00 | | |
| Accounts receivable – other | 0.00 | | (0.00) |
| Other Charges | | | |
| Haircuts | 0.00 | | |
| Undue Concentration | 0.00 | | (0.00) |
| Net allowable capital | | $ | 13,663.00 |

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ | 165.58 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000.00 |
| Net capital requirement | $ | 5,000.00 |
| Excess net capital | $ | 8,663.00 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | 2,475.00 |
| Percentage of aggregate indebtedness to net capital | | 18.12% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | | |
|---|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2014 | $ | 13,663.00 |
| Adjustments: | | |
| Change in Equity (Adjustments) | | 0.00 |
| Change in Non-Allowable Assets | | (0.00) |
| Change in Haircuts | | (0.00) |
| Change in Undue Concentration | | 0.00 |
| NCC per Audit | | 13,663.00 |
| Reconciled Difference | $ | (0.00) |

**Katalyst Securities, LLC**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2014**

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 1515c3-3(k)(2)(i) because a "special Account for the Exclusive Benefit of customers" is maintained.

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | |
|---|---|
| Balance of such claims at January 1, 2014 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2014 | $ - |

See accountant's audit report

**REPORT ON BROKER DEALER EXEMPTION**

**For the year ended December 31, 2014**

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Katalyst Securities, LLC
15 Maiden Lane
Suite 1002
New York, NY 10038

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Katalyst Securities, LLC. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Katalyst Securities, LLC., claimed an exemption from 17 C.F.R. § 15c3-3(k)(1), and (2) Katalyst Securities, LLC., stated that Katalyst Securities, LLC. met the identified exemption provisions throughout the most recent fiscal year without exception Katalyst Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Katalyst Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

**REPORT ON SIPC ASSESSMENT RECONCILIATION**

**For the year ended December 31, 2014**

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Katalyst Securities, LLC
15 Maiden Lane
Suite 1002
New York, NY 10038

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31 , 2014, which were agreed to by Katalyst Securities, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Katalyst Securities, LLC Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Katalyst Securities, LLC's management is responsible for Katalyst Securities, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $4,431.08.

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Katalyst Securities, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

February 16, 2015

KATALYST SECURITIES, LLC
15 MAIDEN LANE - ROOM 601
New York, NY 10038

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

<u>RE: Exemption Statement Rule 15c3-3 (k) (1) for FYE December 31, 2014</u>

Dear Mr. Richardson Jr.,

Please be advised that Katalyst Securities, LLC. has complied with Exemption Rule 15c3-3 (k) (1), for the period of January 1, 2014 through December 31, 2014. Katalyst Securities, LLC. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Katalyst Securities, LLC.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

(Name), the president of Katalyst Securities, LLC. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31 2014.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Katalyst Securities, LLC.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (000) 000-000.

Very truly yours, Paul Ehrenstein

Katalyst Securities, LLC
(Name) Paul Ehrenstein
President President